SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2007

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ✓            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 27, 2007
KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director

By:	/s/ Byung Ho Kim
Name:	Byung Ho Kim
Title:	Director

July 27, 2007

2nd Quarter 2007

Preliminary Earnings Commentary

(KRX : 030200 / NYSE : KTC)

Disclaimer

This material contains estimated information of unaudited non-consolidated preliminary financial and operating data of KT Corporation (“KT” or “the company”) as of June 30, 2007 and forward-looking statements with respect to the financial condition, results of operations and business of KT. Statements that are not historical facts, including statements about KT’s beliefs and expectations, are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other future results or performance expressed or implied by such forward-looking statements. Such forward-looking statements were based on current plans, estimates and perfections of KT and the political and economic environment in which KT will operate in the future and therefore you should not place undue reliance on them.

Therefore, KT does not make any representation or warranty, expressed or implied, as to the accuracy or completeness of the unaudited financial and operating data contained in this material and such information maybe materially different from the actual results or performance of KT. KT speaks only as of the date it is made, and KT undertakes no obligation to update publicly any of them in light of new information or future events.

The financial and operating data contained in this presentation have been rounded. Since affiliated companies have not finished accounting, estimated figures were used for the equity method gains/losses.

KT’s non-consolidated financial statements and report for 1H, 2007 will be filed with the Financial Supervisory Service(FSS) and the Korea Exchange(KRX) on Aug 14, 2007.

If you have any questions in connection with the preliminary earnings, please contact Investor Relations Department of KT Corp.

Tel : 82-31-727-0950~59

Fax : 82-31-727-0949

E-mail: shinbo@kt.co.kr

Change in Accounting Method

1.	Universal Service Obligation Fund (Applied effective 2Q 2007)

¡	Following Korea Accounting Standards Board’s interpretation 61-71 “Non-redeemable Government Compensation”, and statement 21, USO fund has been reclassified into items for operating income

2.	R&D Contribution (Applied effective 2Q 2007)

¡	Following Korea Accounting Standard Board Statement 21, and the accounting methods of consolidated subsidiary KTF, Telecommunication and Information Improvement fund is now recognized as R&D expense

For comparison purposes, the above changes have been reflected in past financial data

1. Financial Highlights

A. Summary of Income Statement

(KRW bn)	2007 2Q	2007 1Q	QoQ		2006 2Q	YoY		2007 Cumm.
			Amount	Δ%		Amount	Δ%
Operating revenue	3,003.8	2,966.7	37.1	1.3%	2,967.2	36.6	1.2%	5,970.5
☐ Internet access	528.5	524.7	3.8	0.7%	538.9	-10.4	-1.9%	1,053.2
☐ Internet application	97.7	91.3	6.5	7.1%	70.7	27.0	38.3%	189.0
☐ Data	407.8	406.9	0.8	0.2%	408.4	-0.7	-0.2%	814.7
☐ Telephone	1,034.0	1,053.1	-19.1	-1.8%	1,081.5	-47.5	-4.4%	2,087.1
☐ LM	405.3	411.9	-6.6	-1.6%	438.0	-32.7	-7.5%	817.3
☐ Wireless	398.5	379.5	19.1	5.0%	339.9	58.6	17.2%	778.0
☐ Real estate	58.4	45.9	12.6	27.4%	32.7	25.7	78.5%	104.3
☐ Others	73.5	53.4	20.1	37.7%	57.0	16.5	29.0%	126.9
¡ SI	66.5	44.6	21.9	49.3%	47.2	19.3	40.9%	111.1
Operating expenses	2,626.2	2,443.2	183.0	7.5%	2,396.0	230.2	9.6%	5,069.5
☐ Labor	627.0	653.2	-26.1	-4.0%	607.7	19.4	3.2%	1,280.2
☐ Commissions	179.8	153.0	26.9	17.6%	157.4	22.4	14.3%	332.8
☐ Sales commission	248.8	141.0	107.8	76.5%	102.3	146.5	143.2%	389.8
☐ Sales promotion	47.2	50.2	-3.0	-5.9%	77.8	-30.6	-39.3%	97.4
☐ Advertising	35.4	20.6	14.9	72.4%	27.4	8.0	29.1%	56.0
☐ Provision for doubtful accounts	-0.4	20.2	-20.7	N/A	7.9	-8.4	N/A	19.8
☐ Depreciation	490.2	477.3	12.9	2.7%	473.2	17.0	3.6%	967.5
☐ Repairs & maintenance	51.1	25.6	25.6	100.0%	80.6	-29.5	-36.5%	76.7
☐ Cost of goods sold	176.2	182.3	-6.2	-3.4%	154.6	21.6	13.9%	358.5
☐ Cost of service provided	482.5	442.9	39.6	9.0%	439.7	42.8	9.7%	925.5
☐ R&D	70.9	37.6	33.3	88.6%	50.8	20.1	39.6%	108.5
☐ Others	217.3	239.4	-22.1	-9.2%	216.5	0.8	0.4%	456.8
Operating income	377.6	523.5	-145.9	-27.9%	571.2	-193.7	-33.9%	901.0
Operating margin	12.6%	17.6%	-5.1% P		19.3%	-6.7% P		15.1%
EBITDA(1)	867.8	1,000.8	-133.0	-13.3%	1,044.4	-176.7	-16.9%	1,868.5
EBITDA margin	28.9%	33.7%	-4.8% P		35.2%	-6.3% P		31.3%
Non-operating income	107.6	147.1	-39.5	-26.9%	84.5	23.0	27.3%	254.7
Non-operating expenses	198.5	144.2	54.3	37.6%	196.6	1.8	0.9%	342.7
Ordinary income	286.6	526.4	-239.7	-45.5%	459.1	-172.5	-37.6%	813.0
Income tax expenses	64.2	148.7	-84.5	-56.8%	116.5	-52.3	-44.9%	212.9
Effective tax rate	22.4%	28.3%	-5.9% P		25.4%	0.1% P		26.2%
Net income	222.4	377.6	-155.2	-41.1%	342.6	-120.2	-35.1%	600.1
EPS(2) (won)	1,070	1,772	-702	-39.6%	1,624	-554	-34.1%

(1)	EBITDA = Operating income + depreciation
(2)	EPS = Net income ÷ Weighted average of no. of shares outstanding

¡	Revenue

-	Despite fall in LM revenue from declining traffic, increase in PCS subscribers, SI projects, and real estate revenue led to QoQ increase of KRW 37.1

¡	Operating Expense

-

Increase in sales commission from heated competition, increase in KTF network usage fee from rise in subscribers, and increase in other business expenses led to a QoQ decline of KRW 145.9 bn in operating income, leading to a QoQ decline of KRW 155.2 bn in net income

B. Summary of Balance Sheet

(KRW bn)	2007 2Q	2007 1Q	QoQ		2006 2Q	YoY
			Amount	Δ%		Amount	Δ%
Total assets	18,254.4	17,746.1	508.3	2.9%	17,492.3	762.1	4.4%
☐ Current assets	3,822.7	3,311.0	511.6	15.5%	3,154.9	667.8	21.2%
¡ Quick assets	3,741.7	3,205.3	536.4	16.7%	3,063.5	678.3	22.1%
- Cash & Cash equivalents	1,753.3	1,358.8	394.5	29.0%	855.6	897.7	104.9%
¡ Inventories	81.0	105.7	-24.8	-23.4%	91.5	-10.5	-11.5%
☐ Non-current assets	14,431.7	14,435.0	-3.3	0.0%	14,337.4	94.3	0.7%
¡ Investments and other non-current assets	3,767.8	3,776.5	-8.7	-0.2%	3,749.7	18.1	0.5%
- KTF shares	2,687.9	2,700.0	-12.1	-0.4%	2,655.6	32.3	1.2%
- Long-term loans	124.1	154.5	-30.5	-19.7%	249.1	-125.0	-50.2%
- Others	955.8	922.0	33.9	3.7%	845.0	110.9	13.1%
¡ Tangible assets	10,229.8	10,205.8	24.0	0.2%	10,155.6	74.2	0.7%
¡ Intangible assets	434.1	452.8	-18.6	-4.1%	432.1	2.0	0.5%
Total liabilities	9,606.5	9,236.7	369.8	4.0%	9,387.7	218.9	2.3%
☐ Current liabilities	3,590.0	3,289.3	300.7	9.1%	2,696.1	893.9	33.2%
¡ Interest-bearing debts	842.4	912.2	-69.8	-7.6%	332.7	509.7	153.2%
¡ Accounts payable	665.6	605.1	60.5	10.0%	630.1	35.6	5.6%
¡ Others	2,081.9	1,772.0	309.9	17.5%	1,733.3	348.6	20.1%
☐ Long-term liabilities	6,016.5	5,947.4	69.1	1.2%	6,691.6	-675.1	-10.1%
¡ Interest-bearing debts	4,632.8	4,537.1	95.7	2.1%	5,177.8	-545.0	-10.5%
¡ Installation deposit	877.6	893.9	-16.3	-1.8%	931.7	-54.2	-5.8%
¡ Others	506.1	516.4	-10.2	-2.0%	582.0	-75.9	-13.0%
Total shareholders’ equity	8,647.9	8,509.4	138.5	1.6%	8,104.7	543.2	6.7%
☐ Common stock	1,561.0	1,561.0	0.0	0.0%	1,561.0	0.0	0.0%
☐ Capital surplus	1,440.8	1,440.9	-0.1	0.0%	1,440.3	0.5	0.0%
☐ Retained earnings	9,537.8	9,315.4	222.4	2.4%	9,052.5	485.3	5.4%
☐ Capital adjustments	-3,901.2	-3,816.7	-84.5	N/A	-4,045.4	144.2	N/A
¡ Treasury stock	-3,910.6	-3,825.7	-84.9	N/A	-4,054.1	143.6	N/A
¡ Gain(loss) on valuation of investment securities	12.8	15.6	-2.8	-18.2%	43.4	-30.7	-70.6%
¡ Others	-3.4	-6.6	3.2	N/A	-34.7	31.3	N/A
☐ Others	9.5	8.8	0.7	8.1%	96.4	-86.9	-90.1%
Total interest-bearing debt	5,475.2	5,449.3	25.9	0.5%	5,510.5	-35.3	-0.6%
Net debt	3,721.9	4,090.5	-368.6	-9.0%	4,654.9	-933.0	-20.0%
Net debt / Total shareholders’ equity	43.0%	48.1%	-5.0% P		57.4%	-14.4% P

¡	Assets

-	Corporate income tax which was scheduled to be paid by March 31, 2007 has been deferred, which led to a QoQ increase in cash and cash equivalents

¡	Liabilities

-	Rise in amounts payable related to both tangible and intangible assets led to a QoQ increase in other current liabilities

¡	Shareholders’ Equity

-	Rise in retained earnings from quarterly net income of KRW 222.4bn led to a QoQ increase in shareholders’ equity

2. Operating Results

A. Internet Revenue

(KRW bn)	2007 2Q	2007 1Q	QoQ		2006 2Q	YoY		2007 Cumm.
			Amount	Δ%		Amount	Δ%
Internet access	528.5	524.7	3.8	0.7%	538.9	-10.4	-1.9%	1,053.2
☐ Broadband	529.6	525.8	3.8	0.7%	542.6	-13.0	-2.4%	1,055.4
¡ Megapass	510.1	513.6	-3.5	-0.7%	527.7	-17.6	-3.3%	1,023.7
¡ Nespot	13.2	11.7	1.5	12.9%	14.9	-1.7	-11.1%	24.9
¡ WiBro	6.3	0.5	5.8	1122.5%	0.0	6.3	N/A	6.8
☐ Others	-1.1	-1.1	0.0	N/A	-3.6	2.5	N/A	-2.2
Internet application	97.7	91.3	6.5	7.1%	70.7	27.0	38.3%	189.0
☐ IDC	43.1	38.2	4.9	12.9%	33.3	9.8	29.5%	81.3
☐ Bizmeka	30.4	26.4	4.0	15.0%	18.6	11.7	63.0%	56.8
☐ Others	24.2	26.6	-2.4	-9.1%	18.7	5.5	29.3%	50.9

¡	Megapass: QoQ and YoY decrease in revenue from modem rental fee expiration for customers exceeding 3 years subscription and long-term customer discounts

¡	Nespot: QoQ increase in revenue from one-time increase in PSP handset sales, but YoY decline due to decrease in number of subscribers

¡	Internet application: QoQ and YoY rise in revenue from increased demand for IDC and bizmeka

B. Data Revenue

(KRW bn)	2007 2Q	2007 1Q	QoQ		2006 2Q	YoY		2007 Cumm.
			Amount	Δ%		Amount	Δ%
Data	407.8	406.9	0.8	0.2%	408.4	-0.7	-0.2%	814.7
☐ Leased line	277.2	275.8	1.4	0.5%	269.4	7.8	2.9%	553.1
¡ Local	118.1	118.0	0.1	0.1%	114.4	3.7	3.2%	236.1
¡ Domestic long distance	84.2	84.0	0.2	0.2%	84.2	0.0	0.0%	168.2
¡ International long distance	4.6	4.2	0.3	8.1%	4.4	0.2	4.0%	8.8
¡ Broadcasting & others	70.3	69.6	0.7	1.0%	66.3	4.0	6.1%	139.9
☐ Data leased line	33.6	32.5	1.1	3.2%	31.6	2.0	6.2%	66.1
¡ Packet data	2.1	2.1	-0.1	-3.2%	2.3	-0.2	-8.9%	4.2
¡ National network ATM	18.5	17.8	0.7	4.0%	18.3	0.2	1.2%	36.3
¡ VPN	13.0	12.6	0.4	3.2%	11.0	2.0	17.7%	25.6
☐ Kornet	65.0	65.6	-0.6	-0.9%	72.4	-7.4	-10.2%	130.6
☐ Satellite	25.4	27.2	-1.8	-6.7%	28.3	-2.9	-10.2%	52.7
☐ Others	6.6	5.8	0.8	13.9%	6.8	-0.2	-3.0%	12.3

C. Telephone Revenue

(KRW bn)	2007 2Q	2007 1Q	QoQ		2006 2Q	YoY		2007 Cumm.
			Amount	Δ%		Amount	Δ%
Telephone revenue	1,034.0	1,053.1	-19.1	-1.8%	1,081.5	-47.5	-4.4%	2,087.1
☐ Subscriber connection	347.5	349.4	-1.9	-0.5%	347.9	-0.4	-0.1%	696.9
¡ Subscription fee	11.7	11.1	0.5	4.9%	12.2	-0.5	-4.5%	22.8
¡ Basic monthly fee	275.4	276.6	-1.3	-0.5%	281.6	-6.2	-2.2%	552.0
¡ Installation	9.1	8.9	0.2	2.1%	10.7	-1.6	-14.7%	18.0
¡ Interconnection	51.4	52.7	-1.4	-2.6%	43.4	8.0	18.3%	104.1
☐ Local	233.7	243.2	-9.5	-3.9%	260.9	-27.2	-10.4%	476.8
¡ Usage	158.3	164.6	-6.3	-3.8%	177.3	-19.0	-10.7%	322.9
¡ Interconnection	23.3	26.8	-3.5	-13.0%	34.6	-11.3	-32.8%	50.1
¡ Others	52.1	51.8	0.3	0.5%	49.0	3.1	6.3%	103.9
☐ Domestic long distance	161.8	166.4	-4.6	-2.8%	171.6	-9.8	-5.7%	328.3
¡ Usage	153.3	159.9	-6.6	-4.1%	164.5	-11.2	-6.8%	313.2
¡ Interconnection	8.3	6.3	2.0	31.1%	6.9	1.4	19.7%	14.6
¡ Others	0.3	0.2	0.0	9.4%	0.3	0.0	-5.8%	0.5
☐ International long distance	50.1	51.8	-1.6	-3.2%	50.0	0.1	0.2%	101.9
☐ International settlement	42.4	42.9	-0.5	-1.1%	44.9	-2.4	-5.4%	85.3
☐ VoIP	8.0	7.6	0.3	4.1%	7.5	0.4	5.4%	15.6
☐ VAS	92.2	94.4	-2.2	-2.3%	90.6	1.6	1.8%	186.5
☐ Public telephone	14.9	14.8	0.1	0.7%	15.1	-0.3	-1.7%	29.7
☐ 114 phone directory service	29.6	31.1	-1.4	-4.5%	54.3	-24.7	-45.4%	60.7
☐ Others	53.8	51.6	2.2	4.3%	38.6	15.2	39.4%	105.3

¡	Local, DLD: QoQ and YoY decline in revenue from fall in subscribers and traffic

¡	Others: Increased Ann phone sales (1Q ‘07: KRW 18.1bn, 2Q ‘07: 19.6bn) led to a QoQ and YoY increase in other telephone revenue

D. LM(Land to Mobile) Interconnection Revenue

(KRW bn)	2007 2Q	2007 1Q	QoQ		2006 2Q	YoY		2007 Cumm.
			Amount	Δ%		Amount	Δ%
LM Revenue	405.3	411.9	-6.6	-1.6%	438.0	-32.7	-7.5%	817.3
LM interconnection cost	195.0	200.7	-5.7	-2.8%	203.2	-8.2	-4.0%	395.7

¡	LM: Fall in QoQ and YoY revenue from decreased traffic

¡	LM interconnection: It takes approximately two months for operators to verify the actual volume of LM traffic.

Thus figures for 2 months every quarter are based on estimation, resulting in disparity with actual traffic volume

E. Wireless Revenue

(KRW bn)	2007 2Q	2007 1Q	QoQ		2006 2Q	YoY		2007 Cumm.
			Amount	Δ%		Amount	Δ%
Wireless revenue	398.5	379.5	19.1	5.0%	339.9	58.6	17.2%	778.0
☐ PCS resale	393.3	363.4	29.9	8.2%	315.8	77.5	24.5%	756.8
¡ PCS service	253.8	229.4	24.4	10.6%	219.4	34.4	15.7%	483.2
¡ Handset sales	139.5	134.0	5.5	4.1%	96.4	43.1	44.7%	273.5
☐ Others	5.2	16.0	-10.8	-67.5%	24.1	-18.9	-78.4%	21.2

¡	PCS service: QoQ and YoY increase in revenue from rise in subscribers and traffic volume led to increased service Revenue

F. Operating Expenses

(KRW bn)	2007 2Q	2007 1Q	QoQ		2006 2Q	YoY		2007 Cumm.
			Amount	Δ%		Amount	Δ%
Labor	627.0	653.2	-26.1	-4.0%	607.7	19.4	3.2%	1,280.2
☐ Salaries & wages	450.1	438.3	11.8	2.7%	438.0	12.0	2.7%	888.4
☐ Employee benefits	114.6	109.5	5.1	4.7%	114.5	0.1	0.1%	224.1
☐ Provision for retirement	62.4	105.4	-43.0	-40.8%	55.1	7.2	13.1%	167.7
Commissions	179.8	153.0	26.9	17.6%	157.4	22.4	14.3%	332.8
Marketing expenses	331.5	211.7	119.7	56.5%	207.6	123.9	59.7%	543.2
☐ Sales commission	248.8	141.0	107.8	76.5%	102.3	146.5	143.2%	389.8
☐ Sales promotion	47.2	50.2	-3.0	-5.9%	77.8	-30.6	-39.3%	97.4
☐ Advertising	35.4	20.6	14.9	72.4%	27.4	8.0	29.1%	56.0
Provision for doubtful accounts	-0.4	20.2	-20.7	N/A	7.9	-8.4	N/A	19.8
Depreciation	490.2	477.3	12.9	2.7%	473.2	17.0	3.6%	967.5
Repairs and Maintenance	51.1	25.6	25.6	100.0%	80.6	-29.5	-36.5%	76.7
Cost of goods sold	176.2	182.3	-6.2	-3.4%	154.6	21.6	13.9%	358.5
☐ PCS handset cost	146.2	145.2	0.9	0.7%	97.0	49.2	50.8%	291.4
☐ PDA, WLAN card, others	30.0	37.1	-7.1	-19.1%	57.7	-27.6	-47.9%	67.1
Cost of service provided	482.5	442.9	39.6	9.0%	439.7	42.8	9.7%	925.5
☐ Cost of service	235.6	193.2	42.4	21.9%	186.9	48.7	26.0%	428.8
¡ PCS resale network cost to KTF	127.6	113.1	14.5	12.8%	112.7	14.9	13.2%	240.7
¡ SI service cost	69.3	42.4	26.9	63.6%	44.9	24.4	54.4%	111.6
¡ Others	38.7	37.7	1.0	2.6%	29.4	9.3	31.7%	76.4
☐ International settlement cost	43.0	45.8	-2.8	-6.2%	49.3	-6.4	-12.9%	88.8
☐ LM interconnection cost	195.0	200.7	-5.7	-2.8%	203.2	-8.2	-4.0%	395.7
☐ Others	9.0	0.0	9.0	N/A	0.0	9.0	N/A	9.0
R&D	70.9	37.6	33.3	88.6%	50.8	20.1	39.6%	108.5
Others	217.3	239.4	-22.1	-9.2%	216.5	0.8	0.4%	456.8
CAPEX*	498.8	280.5	218.3	77.8%	529.8	-31.0	-5.9%	779.3

*	1Q 07 CAPEX has been finalized at KRW 280.5bn (previously KRW 265.5bn )

¡	Labor:

-	QoQ decline in labor cost is a result of temporary increase in labor cost for 1Q ‘07 due to rise in provision for retirment, following bonus payments in ‘06

-	YoY increase is from natural paygrade promotion

¡	Commissions: Rise is cost for Megapass Zone improvements, call center and other outsourcing costs led to a QoQ and YoY increase

¡	Marketing expenses: QoQ and YoY increase from increased sales commissions due to heated competition

¡	Provision for doubtful accounts: Improvement in collectibles led to QoQ and YoY decline

¡	Depreciation: Rise in depreciable assets following increased CAPEX led to QoQ and YoY increase

¡	Repairs & Maintenance: QoQ rise from efforts to enhance quality in broadband and telephone services, as well as operational efficiency for buildings and other assets

¡	COGS: QoQ decline from falling PDA phone revenue

¡	Cost of service provided: Rise in KTF network usage cost from rise in PCS subscribers, rise in SI revenue and related service costs led to QoQ increase

¡	R&D: Following reclassification of accounting items, KRW 31.3bn for Telecommunication and Information Improvement Fund has been reclassified as other R&D item, leading to QoQ and YoY increase

G. Non-operating Income

(KRW bn)	2007 2Q	2007 1Q	QoQ		2006 2Q	YoY		2007 Cumm.
			Amount	Δ%		Amount	Δ%
Non-operating income	107.6	147.1	-39.5	-26.9%	84.5	23.0	27.3%	254.7
☐ Gains on disposition of investments	0.0	0.0	0.0	N/A	0.8	-0.8	N/A	0.0
☐ Gains on disposition of tangible assets	6.4	7.0	-0.6	-8.5%	2.4	4.0	165.4%	13.5
☐ Interest income	31.3	20.1	11.2	55.8%	20.5	10.9	53.0%	51.5
☐ FX transaction gain	0.7	0.9	-0.3	-28.6%	21.1	-20.5	-96.9%	1.6
☐ FX translation gain	3.7	2.2	1.4	64.9%	10.7	-7.0	-65.8%	5.9
☐ USO fund	0.0	0.0	0.0	N/A	0.0	0.0	N/A	0.0
☐ Gain on equity method	16.1	17.3	-1.2	-7.1%	1.9	14.2	751.2%	33.4
☐ Others	49.4	99.5	-50.1	-50.4%	27.1	22.2	81.9%	148.8

¡	Refund of Fair Trade Commission Fine

-

Administrative litigation filed by KT in response to the fine imposed by the FTC in 2001 in regards to KT’s alleged assistance towards affiliated companies was ruled in favor of KT by the Supreme Court on April 26, 2007

-	Refund of KRW 28.3bn was recognized as a non-operating income item, and KRW 8.1bn was recognized as interest income

¡	FX transaction gain: Appreciation of KRW against USD led to an increase in FX transaction gains

¡

Universal Service Obligation Fund: Effective 2Q 2007, income from USO fund has been reclassified into telecommunication services for remote islands(local telephone), local public telephone services(public telephone), and wireless services for ships (wireless)

¡	Others: Temporary rise in other non-operating income in 1Q ‘07 from recognizing KRW 42bn for return in provision for call-bonus is the cause of the QoQ decline

H. Non-operating Expenses

(KRW bn)	2007 2Q	2007 1Q	QoQ		2006 2Q	YoY		2007 Cumm.
			Amount	Δ%		Amount	Δ%
Non-operating expenses	198.5	144.2	54.3	37.6%	196.6	1.8	0.9%	342.7
☐ Interest expense	80.6	77.4	3.2	4.1%	84.9	-4.3	-5.1%	158.0
☐ FX transaction loss	1.6	0.8	0.8	94.5%	1.5	0.1	6.2%	2.4
☐ FX translation loss	-16.4	17.2	-33.6	N/A	4.4	-20.9	N/A	0.7
☐ Loss on equity method	17.2	8.2	9.1	111.3%	3.8	13.5	357.1%	25.4
☐ Loss on disposition of fixed assets	8.5	8.3	0.3	3.3%	13.7	-5.2	-37.8%	16.8
☐ Others	107.0	32.4	74.6	230.2%	88.3	18.7	21.1%	139.4

¡	FX transaction loss: Appreciation of KRW against USD led to a decrease in FX transaction loss. (-) denoted amount is recognized as income

¡	Loss on equity method: QoQ and YoY decrease due to decreased profit of subsidiary companies

¡	Other non-operating expense: Additional corporate income tax of KRW 54.3bn was recognized in 2Q ‘07, leading to QoQ increase

Appendix 1: Factsheet

Broadband
	Jun-05	Sep-05	Dec-05	Mar-06	Jun-06	Sep-06	Dec-06	Jan-07	Mar-07	Apr-07	May-07	Jun-07
Broadband Subs	6,172,475	6,244,040	6,241,789	6,240,605	6,320,260	6,333,119	6,352,542	6,382,446	6,449,729	6,492,321	6,515,008	6,522,631
Net Addition	13,917	15,281	-3,506	-46,961	34,787	26,562	4,817	29,904	36,334	42,592	22,687	7,623
o Megapass Lite	4,821,986	4,837,269	4,788,942	4,724,684	4,772,280	4,834,732	4,937,187	4,987,024	5,106,874	5,424,229	5,437,207	5,430,552
o Megapass Premium	717,099	724,032	717,866	689,726	671,292	646,839	604,485	598,046	579,580	258,690	262,392	264,185
o Megapass Special	5,973	7,206	8,196	8,992	9,035	8,730	8,204	8,139	7,739	32,237	35,463	36,641
o Megapass Ntopia	627,417	675,533	726,785	817,203	867,653	842,818	802,666	789,237	755,536	777,165	779,946	791,253

Broadband M/S
KT	50.3%	51.8%	51.2%	50.0%	49.5%	45.6%	45.2%	45.3%	45.3%	45.4%	45.4%	45.2%
Hanaro	22.7%	23.0%	22.7%	28.6%	28.2%	25.9%	25.7%	25.8%	25.6%	25.5%	25.5%	25.5%
Powercomm	0.0%	0.5%	2.1%	3.8%	5.6%	7.1%	8.6%	8.8%	9.3%	9.8%	10.1%	10.3%
Dacom	2.1%	2.0%	1.7%	1.5%	1.3%	1.0%	0.8%	0.8%	0.7%	0.7%	0.6%	0.6%
SO	10.3%	11.0%	11.6%	12.6%	12.4%	16.5%	16.6%	16.8%	17.0%	17.0%	17.1%	17.2%
Others	14.5%	11.7%	10.6%	3.4%	3.1%	3.9%	3.0%	2.6%	2.1%	1.7%	1.3%	1.2%

WLAN
	Jun-05	Sep-05	Dec-05	Mar-06	Jun-06	Sep-06	Dec-06	Jan-07	Mar-07	Apr-07	May-07	Jun-07
WLAN Subs	525,718	535,630	519,778	524,671	516,708	492,557	470,855	465,262	450,147	447,858	446,719	432,068
o NESPOT Family	249,454	242,976	237,259	230,597	219,650	200,883	185,599	181,794	172,750	168,455	164,790	161,301
o NESPOT Solo	35,871	37,218	38,385	40,725	41,519	39,374	38,260	38,171	38,130	37,960	37,684	37,372
o NESPOT Pop	180,778	189,955	187,157	180,959	173,070	155,002	138,436	133,910	124,092	121,157	117,223	113,037
o NESPOT Biz	32,337	43,695	45,814	60,776	64,205	64,458	67,091	66,720	66,033	68,713	68,563	68,620
o NESPOT Play	27,278	21,786	11,163	11,614	13,925	15,318	13,792	14,327	13,143	13,238	18,096	9,103
o NESPOT Home	0	0	0	0	4,339	17,522	27,677	30,340	35,999	38,335	40,363	42,635

Leased Lines
	Jun-05	Sep-05	Dec-05	Mar-06	Jun-06	Sep-06	Dec-06	Jan-07	Mar-07	Apr-07	May-07	Jun-07
Leased Lines	417,312	412,160	410,073	407,999	407,357	400,656	400,196	398,737	398,461	396,959	396,692	396,227
o Local leased line	382,946	378,615	376,620	376,458	375,501	370,349	368,693	366,685	367,169	366,925	366,663	366,334
o DLD leased line	34,119	33,300	33,217	31,293	31,480	30,028	31,283	31,886	31,062	29,751	29,730	29,523
o International leased line	111	90	91	91	95	94	112	118	130	130	146	145
o Broadcasting leased line	136	155	145	157	281	185	108	48	100	153	153	225
Internet Leased Lines	40,995	42,523	43,818	45,802	51,553	54,778	56,619	56,874	58,598	57,293	60,231	61,103

Fixed-line
	Jun-05	Sep-05	Dec-05	Mar-06	Jun-06	Sep-06	Dec-06	Jan-07	Mar-07	Apr-07	May-07	Jun-07
Local (‘000)	20,729	20,687	20,522	20,527	20,488	20,392	20,331	20,316	20,281	20,266	20,259	20,219
Domestic Long Distance (‘000)	18,791	18,699	18,544	18,629	18,734	18,718	18,688	18,687	18,713	18,725	18,749
* Ann (‘000)	782	945	1,066	1,130	1,267	1,610	1,747	1,799	1,882	1,958	2,020	2,095
* Ringo (‘000)	3,226	3,303	3,382	3,385	3,485	3,707	3,766	3,784	3,809	3,664	3,785	3,779
* Caller ID Users (‘000)	4,600	4,731	4,845	4,931	5,035	5,237	5,315	5,331	5,391	5,438	5,478	5,503
* My Style(Local) (‘000)								421	671	775	834	928
* My Style(DLD) (‘000)								391	614	707	757	834

Fixed-line M/S
Local M/S (subscriber base)	93.5%	93.2%	93.2%	93.0%	92.7%	92.4%	92.2%	92.0%	91.7%	91.6%	91.5%	91.4%
DLD (revenue base)	83.5%	85.7%	85.6%	85.6%	85.7%	85.8%	85.6%	85.5%	85.6%	85.6%	85.7%

Reference Data
	Jun-05	Sep-05	Dec-05	Mar-06	Jun-06	Sep-06	Dec-06	Jan-07	Mar-07	Apr-07	May-07	Jun-07
Population (‘000)	48,294	48,294	48,294	48,344	48,498	48,547	48,378	48,391	48,418	48,431	48,444	48,457
Number of Household	15,789	15,789	15,789	15,989	15,989	15,989	15,989	16,194	16,194	16,194	16,194	16,194